EXHIBIT 21.1

Subsidiaries of Findex.com, Inc.
As of December 31, 2012

Name under which subsidiary operates*	State of Incorporation
Reagan Holdings, Inc.	Delaware
Findex.com, Inc.	Delaware

*	None of our subsidiaries currently have any operations, employees, or revenues.